EXHIBIT 99.1

                         [LETTERHEAD OF EL SITIO]

FOR IMMEDIATE RELEASE

                       EL SITIO REPORTS 2000 RESULTS

          Net Advertising Revenues for 2000 Total $21.4 Million,
          Page Views Reach 686 Million for 2000 Fourth Quarter
          -----------------------------------------------------

BUENOS AIRES - MARCH 1, 2001 - El Sitio, Inc. (Nasdaq: LCTO), a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today reported total net revenues of $35.5 million for the year ended December 31, 2000. The revenue figure compares to net revenues of $6.9 million for the year ended December 31, 1999. Net revenues for 2000 were primarily driven by advertising revenue growth from El Sitio's Internet network.

For the fourth quarter of 2000, El Sitio reported total net revenues of $11.8 million, up 13% from $10.5 million in the third quarter of 2000, and compared to $5.3 million for the fourth quarter of 1999.

"The past year exhibited very solid revenue growth as El Sitio established itself as a leading brand for advertisers seeking to reach Spanish and Portuguese speakers via the Internet," stated Roby Cibrian-Campoy, chief executive officer of El Sitio. "El Sitio's developed network of country sites in Latin America should position us well as we prepare for our planned integration with Claxson Interactive Group. Through this merger, we will be focused on making El Sitio an active participant in media convergence in Latin America."

As announced on October 30, 2000, El Sitio has agreed to merge with Ibero American Media Partners (IAMP), a joint venture between the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated, a transaction which will result in the creation of Claxson Interactive Group. The merger is expected to close in April 2001.

AUDIENCE UPDATE

Audience traffic for the fourth quarter of 2000 indicated continued development of El Sitio's user community. Total page views in the fourth quarter of 2000 were 686 million, which represented an all-time high for El Sitio. Unique users totaled 4.2 million. Registered users at December 31, 2000 totaled approximately 1.9 million, with a record 388,000 new registered users added during the fourth quarter. For the third quarter of 2000, El Sitio added approximately 350,000 new registered users, with registered users having reached nearly 1.6 million at September 30, 2000. El Sitio estimates that total page views exceeded 600 million in the third quarter of 2000. (Unique user and page view data for the fourth quarter of 2000 have been audited by Engage I/Pro. As previously announced, comparable audited data was not available for the third quarter of 2000.)

FINANCIAL HIGHLIGHTS

El Sitio's financial performance for 2000 as a whole and the fourth quarter of 2000 was primarily driven by the continued growth in net advertising revenue, which totaled $21.4 million for the year and $7.4 million for the fourth quarter. Net advertising revenues for the fourth quarter of 2000 increased 17%, from $6.3 million in the third quarter of the year. Net advertising revenues had totaled $2.7 million for the fourth quarter of 1999.

Net connectivity services revenues totaled approximately $9.0 million for 2000, as compared with $2.7 million in 1999. For the 2000 fourth quarter, net connectivity service revenues were $1.8 million as compared to $2.1 million in the third quarter of 2000. The quarterly decrease in these revenues primarily reflected a decline in average subscriber fees in Argentina, Brazil and Colombia, the countries in which El Sitio offers connectivity services.
El Sitio has previously announced its intention to sell its connectivity services business.

Net e-commerce revenues accounted for the balance of El Sitio's revenues and were attributable to DeCompras.com, which was acquired in May 2000. Net e-commerce revenues totaled $2.6 million in the fourth quarter of 2000, as compared with $2.1 million in the third quarter of 2000. Net e-commerce revenues amounted to $5.1 million for the full year 2000.

El Sitio's results for the fourth quarter and full year 2000 include merger and restructuring expenses of $5.5 million, which include charges resulting from the previously disclosed organizational changes made in preparation for the Claxson transaction. Excluding these merger and restructuring charges, EBITDA<F1> loss for the fourth quarter of 2000 was $18.8 million, compared to $17.7 million for the same period in 1999 and $15.9 million for the third quarter of 2000. Total EBITDA loss for the full year 2000 was $65.6 million, excluding these merger and restructuring charges, as compared with $30.2 million for 1999.

El Sitio's net loss for the fourth quarter of 2000 was $29.0 million, or $0.66 per share, as compared with $22.4 million, or $1.17 per share, in the corresponding period in 1999. El Sitio's net loss for 2000 totaled $93.3 million, or $2.20 per share, compared to a net loss of $36.3 million, or $2.66 per share in 1999. Excluding the aforementioned merger and restructuring charges, net loss per share for the 2000 fourth quarter and full year totaled $0.53 and $2.07, respectively.

As of December 31, 2000, El Sitio had a balance of cash, cash equivalents and investments of $62.7 million and no long-term debt.

[FN]
<F1>EBITDA is defined as operating income before depreciation and amortization and share-based compensation expenses. EBITDA is not a measure of performance calculated in accordance with US GAAP, this measure may not be comparable to similarly titled measures employed by other companies.

ABOUT EL SITIO

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country- specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to expand its user and advertiser bases, to improve its financial performance and to complete its proposed business combination with Ibero-American Media
Partners and Cisneros Television Group. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other factors, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the internet as an advertising and e-commerce medium, the Company's dependence on advertising revenues and on third parties for technology, content, and distribution, any problems encountered in integrating acquired businesses and any failure to receive the necessary shareholder, regulatory and other approvals relating to the above-mentioned business combination. Other factors that could affect the Company's business, results of operations, financial condition and prospects are identified in the Company's annual report on Form 20-F for the year ended December 31, 1999, including under "Operating and Financial Review and Prospects" and "Key Information-Risk Factors", which annual report is on file with the U.S. Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release.

The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

[Financial Tables Attached]

All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:                           Media:

Investors:                          Erich de la Fuente
Horacio Milberg                     Vice President, Corporate Communications
Chief Financial Officer             El Sitio, Inc.
El Sitio, Inc.                      011-5411-4339-3700
011-5411-4339-3700

Or                                  Or

Jeff Majtyka/Leonardo Santiago      Jennifer Gery
Brainerd Communicators              Brainerd Communicators
212-986-6667                        212-986-6667













































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

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

                                               Three Months Ended                   Year ended
                                           ---------------------------    ---------------------------
                                            Dec 31, 2000  Dec 31, 1999    Dec 31, 2000   Dec 31, 1999
                                           ------------   ------------    ------------   ------------
                                           (Unaudited)    (Unaudited)     (Unaudited)    (Audited)
Net revenues:
Advertising and related services              $7,364        $ 2,681        $ 21,385     $ 4,205
Connectivity services                          1,831          2,656           8,988       2,656
E-commerce                                     2,638              -           5,121           -
                                              ------        -------        --------     -------
Total revenues                                11,833          5,337          35,494       6,861
                                              ------        -------        --------     -------
Costs and expenses:
Cost of good solds, E-commerce                 2,356              -           4,530           -
Product, content & technology                  7,197          5,012          25,940       8,237
Marketing and sales                           16,191         13,482          50,725      20,656
Corporate and administration                   6,037          6,042          26,696      10,216
Depreciation and amortization                  3,926          1,764          12,958       2,100
Merger and restructuring expenses              5,541              -           5,541           -
                                              ------        -------        --------     -------
Total costs and expenses                      41,248         26,300         126,390      41,209
                                              ------        -------        --------     -------
Operating loss <F1>                          (29,415)       (20,963)        (90,896)    (34,348)
Total other income                               488            499           5,093         765
Provision for income taxes                       (28)             -            (256)          -
Dividends on convertible preferred shares <F2>     -         (1,960)         (7,243)     (2,744)
                                              ------        -------        --------     -------
Net loss attributable to common
   shareholders                             $(28,955)     $ (22,424)      $ (93,302)   $(36,327)
                                              ------        -------        --------     -------
Basic and diluted net loss per
  common share <F3>                         $  (0.66)     $   (1.17)      $   (2.20)   $  (2.66)

Shares used in computing basic and
diluted loss per common share             44,186,861     19,164,323      42,400,487  13,681,306


<F1>Operating loss for all reported periods includes Share-based compensation of $1,101 and $6,821 for the three months and year ended December 31, 2000, respectively, and $1,543 and $2,042 for the three months and year ended December 31, 1999, respectively.
<F2>The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share was amortized as a deemed dividend during the six-month period ended June 15, 2000.
<F3>Basic and diluted net loss per share for the three months and year ended
    December 31, 2000 excluding Restructuring charges of $5,541 totaled ($0.53) and ($2.07), respectively.


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


                                       As of Dec 31, 2000  As of Dec 31, 1999
                                       ------------------  ------------------
                                         (Unaudited)         (Audited)
BALANCE SHEET
(In thousands)


Assets
Current Assets

  Cash, cash equivalents and Investments      $  62,668        $ 160,029
  Trade accounts receivable, net                  8,522            3,123
  Inventory                                       2,004                -
  Other current assets                           11,717           10,486
                                              ---------        ---------
Total current assets                             84,911          173,638
Property, plant and equipment, net               11,613            5,405
Intangible assets - Customer base, net           12,448           18,209
Intangible assets - Goodwill, net                17,994                -
Other assets                                     10,152            4,668
                                              ---------        ---------
  Total Assets                                $ 137,118        $ 201,920
                                              =========        =========
Liabilities and Stockholders' Equity
Current Liabilities

  Accounts payable - trade                     $ 13,232        $  13,499
  Accrued and other liabilities                   4,677            4,824
  Notes payable                                   1,291
  Other current liabilities                       1,781              958
                                              ---------        ---------
         Total current liabilities               20,981           19,281
Class B Convertible Preferred Shares                  -            8,967
Shareholders' Equity                            116,137          173,672
                                              ---------        ---------
  Total Liabilities and Shareholders' Equity  $ 137,118        $ 201,920
                                              =========        =========




























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